BROOKLINE CAPITAL ACQUISITION CORP.

c/o DLA Piper LLP (US)

555 Mission Street, Suite 2400

San Francisco, California 94105-2933

(415)615-6095

July 1, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Judiciary Plaza

Washington, D.C. 20549

RE:	.Brookline Capital Acquisition Corp. (the “Company”)

Registration Statement on Form S-4

File No. 333-264222

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Brookline Capital Acquisition Corp. hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated so that such Registration Statement will become effective at 5:00 p.m., Eastern Time, on July 5, 2022, or as soon thereafter as practicable.

Very truly yours, Brookline Capital Acquisition Corp.

By:	/s/ Samuel P. Wertheimer
Name: Samuel P. Wertheimer
Title: Chief Executive Officer